SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

DELIA*S CORP.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

24688Q101

(CUSIP Number)

STEPHEN I. KAHN
C/O DELIA*S CORP.
435 HUDSON STREET, 5TH FL.
NEW YORK, NEW YORK  10014
(212) 807-9060
AND
JEFFREY A. HORWITZ, ESQ.
PROSKAUER ROSE LLP
1585 BROADWAY
NEW YORK, NEW YORK  10036-8299
(212) 969-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen I. Kahn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00,PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,221,186

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,221,186

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,221,186

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 26.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert Karetsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 617,283

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 617,283

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Geraldine Karetsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00,PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,733,703

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,345,140

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,345,140

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robin Kahn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 385,933

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 385,933

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jeffrey Kahn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 334,678

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 334,678

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anne Kahn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 339,508

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 339,508

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andrew Karetsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 206,433

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 206,433

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jennifer A.K. Andres

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 207,863

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 207,863

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Maxine Kahn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 152,967

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 152,967

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arlene Epstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 13,534

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joanna Bober

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,532

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,532

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arthur Bober

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,580

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 35,344

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,344

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Elizabeth May

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 25,408

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,408

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Judith Goldman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 34,300

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 to a Statement on Schedule 13D of the Reporting Persons amends and restates in its entirety such Schedule 13D Amendment No. 2. This Amendment No. 3 is being filed because, as described further below, certain of the Reporting Persons have agreed to tender shares of common stock of the Issuer over which the Reporting Persons have dispositive power in a third-party cash tender offer for all of the Issuer’s securities, effecting a change of the beneficial ownership of such Reporting Persons.  The Reporting Persons disclaim membership in a group for purposes of this Report.

This Statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $.01 per share (the “Common Stock”), of dELiA*s Corp., a Delaware corporation formerly known as iTurf Inc. (the “Issuer”), which has its principal executive offices at 435 Hudson Street, New York, New York 10014.

Item 1.	Security and Issuer

Item 2.	Identity and Background
	(a)	Name
	(b)	Residence or business address
	(c)	Present principal occupation or employment
Stephen I. Kahn c/o dELiA*s Corp. 435 Hudson Street New York, NY 10014 Chairman of the Board of Directors and Chief Executive Officer of the Issuer
Robert Karetsky 61 Irving Place, Apartment 5C New York, NY 10003 Educator
Geraldine Karetsky 1660 Slilverking Drive Aspen, CO 81611 Member of the Board of Directors of the Issuer Private Investor Self-employed
Robin Kahn 114 Mercer Street, #9 New York, NY 10012 Fine Artist Self-employed
Jeffrey Kahn 125 Prospect Park West, #6E Brooklyn, NY 11215 Writer Self-employed
Anne Kahn 137 Joralemon Street, Apartment 7 Brooklyn, NY 11201 Psychologist Village Institute 26 West 9th Street New York, NY 10014

Andrew Karetsky 21 Sky Ridge Road Greenwich, CT Consultant
Jennifer A.K. Andres 4203 Tuscany Court Baltimore, MD 21213 Homemaker
Maxine Kahn 1010 Ramapo Valley Road Mahwah, NJ 07430 Retired
Arlene Epstein 23 West Pamrapo Court Glen Rock, NJ 07452 School Teacher Edgewater School District Undercliff Avenue Edgewater, NJ
Joanna Bober 61 West 9th Street, Apartment 9D New York, NY 10011 Writer Self-employed
Arthur Bober P.O. Box 305 New Vernon, NJ 07976 Retired
Elizabeth May 41 Yatesbury, NR Calne Wiltshire SN118YG England Pre-school Helper Wiltshire County Council Village Hall, Chenhill Wiltshire
Judith Goldman 525 West End Avenue, Apt. 11E New York, NY 10024 Writer, Curator, Publisher Self-employed
(d) and (e)

During the last five years, none of the reporting persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

All of the reporting persons are citizens of the United States other than Elizabeth May, who is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration

Except for the shares of Common Stock issued to the Reporting Persons pursuant to the Agreement and Plan of Merger, dated as of August 16, 2000 (the “Merger Agreement”), by and among the Issuer, iTurf Breakfast Corp., a wholly owned subsidiary of the Issuer, and dELiA*s Inc., which is incorporated herein by reference as Exhibit 1 and the shares underlying the warrants issued pursuant to the Put Option Agreement, among Stephen I. Kahn, Geraldine Karetsky, Christopher C. Edgar and Evan Guillemin dated May 12, 2003 (the “Put Option Agreement”) incorporated herein by reference as Exhibit 8, the shares of Common Stock beneficially owned by Stephen I. Kahn and Geraldine Karetsky were acquired by Mr. Kahn and Ms. Karetsky using personal funds.

Item 4.	Purpose of Transaction
Except as otherwise described in this Statement, the reporting persons hold their Common Stock for investment purposes and currently have no plans to acquire additional shares of Class A Common Stock.

Stephen I. Kahn and Geraldine Karetsky are each party to separate Securities Purchase Agreements (the “Securities Purchase Agreements”) between each of them and the Issuer, each dated May 12, 2003, incorporated by reference as Exhibits 5 and 6.  Pursuant to both agreements, shares of the Company’s Common Stock were sold to each of them at a price of $.37.  Pursuant to the agreements, Mr. Kahn purchased 4,054,054 shares and Ms. Karetsky purchased 2,702,703 shares.  Mr. Kahn and Ms. Karetsky are also party to a Registration Rights Agreement relating to such shares incorporated by reference as Exhibit 7.

Stephen I. Kahn and Geraldine Karetsky are parties to a Put Option Agreement, among Stephen I. Kahn, Geraldine Karetsky, Christopher C. Edgar and Evan Guillemin dated May 12, 2003 (the “Put Option Agreement”) incorporated by reference as Exhibit 8.  Pursuant to and in consideration of the Put Option Agreement, the Issuer issued a warrant to each of Stephen I. Kahn and Geraldine Karetsky, exercisable from September 1, 2003 until May 12, 2005, for the purchase of a certain number of shares of Common Stock at $.37 per share.  Mr. Kahn’s warrant grants him the option to purchase 333,333 shares of Common Stock; the warrant is incorporated by reference as Exhibit 9.  Ms. Karetsky’s warrant grants her the option to purchase 222,222 shares of Common Stock; the warrant is incorporated by reference as Exhibit 10.

On July 30, 2003, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with Alloy, Inc. (“Alloy”) and Dodger Acquisition Corp. (“Merger Sub”), a wholly owned subsidiary of Alloy.  The Acquisition Agreement is incorporated herein by reference as Exhibit 11.  Pursuant to the Acquisition Agreement, as promptly as possible, but in no event later than August 6, 2003, Merger Sub shall commence an offer to purchase for cash all of the Common Stock, at a price of $0.928 per share, net to the seller in cash, subject to the tender of not less than a majority of the outstanding shares of Common Stock.  Upon the closing of the tender offer, upon the terms and subject to the conditions set forth in the Acquisition Agreement and in accordance with the General Corporation Law of the State of Delaware, Merger Sub shall be merged with and into the Issuer with the Issuer as the surviving corporation.

In connection with the execution of the Acquisition Agreement, Stephen I. Kahn and Geraldine Karetsky entered into a Tender and Stockholder Support

Agreement (the “Support Agreement”) with Alloy and Merger Sub pursuant to which Mr. Kahn and Ms. Karetsky agreed, subject to certain exceptions, not to transfer their Common Stock and to tender their shares of Common Stock to Merger Sub during the tender offer period.  The Support Agreement is incorporated herein by reference as Exhibit 12.

Item 5.	Interest in Securities of the Issuer

(a) The reporting persons may be deemed to beneficially own an aggregate of 16,974,469 shares of Class A Common Stock (approximately 31.8% of the outstanding shares of Common Stock based on 53,438,809 shares of Common Stock of the Issuer outstanding as of July 25, 2003).

(b) The following describes the beneficial ownership of shares of Common Stock held by the Reporting Persons:
Stephen I. Kahn:
(i)

Sole power to vote or to direct the vote – 14,221,186 shares of Class A Common Stock. Of these shares, (1) Mr. Kahn directly owns 10,049,946 shares, (2) Mr. Kahn has the sole power to vote 3,952,640 shares pursuant to the Family Stockholders Agreement (as defined below), (3) Mr. Kahn has the right to acquire through the exercise of currently exercisable options 301,563 shares, and (4) Mr. Kahn owns 218,600 shares as the sole trustee of a trust for the benefit of his minor children;

	(ii)	Shared power to vote or to direct the vote - 0;
(iii)

Pursuant to the Support Agreement, the Reporting person possesses the shared power to dispose or to direct the disposition of 14,221,185 shares of Common Stock. Of these shares, (1) Mr. Kahn directly owns 10,049,946 shares, (2) Mr. Kahn has the currently exercisable right to acquire through exercise of options 301,563 shares, and (3) Mr. Kahn owns 218,600 shares as the sole trustee of a trust for the benefit of his minor children.

	(iv)	Sole power to dispose or direct the disposition - 0 shares.
Robert Karetsky:
	(i)	Sole power to vote or to direct the vote - 0;
	(ii)	Shared power to vote or to direct the vote - 0;
	(iii)	Sole power to dispose or direct disposition - 617,283 shares of Common A Stock;
	(iv)	Shared power to dispose or direct the disposition - 0 shares;
Geraldine Karetsky:
	(i)	Sole power to vote or to direct the vote — 2,733,703;
	(ii)	Shared power to vote or to direct the vote - 0;
(iii)

Pursuant to the Support Agreement, the Reporting Person possesses the shared power to dispose or to direct the disposition – 4,345,140 shares. Of these shares, (1) Ms. Karetsky owns 1,580,437 shares as trustee of the Geraldine Karetsky 2000

Trust, (2) Ms. Karetsky owns 12,615 shares as trustee of The Ruth Kahn Trust f/b/o Sidney S. Kahn and (3) 31,000 that Ms. Karetsky owns as trustee for the Karetsky Family Foundation;
(iv)	Sole power to dispose or to direct the disposition- 0
Robin Kahn:
(i)	Sole power to vote or to direct the vote - 0;
(ii)	Shared power to vote or to direct the vote - 0;
(iii)	Sole power to dispose or direct disposition - 385,933 shares of Common A Stock;
(iv)	Shared power to dispose or to direct the disposition- 0.
Jeffrey Kahn:
(i)	Sole power to vote or to direct the vote - 0;
(ii)	Shared power to vote or to direct the vote - 0;
(iii)	Sole power to dispose or direct disposition - 334,678 shares of Common A Stock;
(iv)	Shared power to dispose or to direct the disposition - 0.
Anne Kahn:
(i)	Sole power to vote or to direct the vote - 0;
(ii)	Shared power to vote or to direct the vote - 0;
(iii)	Sole power to dispose or direct disposition - 339,508 shares of Common A Stock;
(iv)	Shared power to dispose or to direct the disposition - 0.
Andrew Karetsky:
(i)	Sole power to vote or to direct the vote - 0;
(ii)	Shared power to vote or to direct the vote - 0;
(iii)	Sole power to dispose or direct disposition - 206,433 shares of Common A Stock;
(iv)	Shared power to dispose or to direct the disposition - 0.
Jennifer A.K. Andres:
(i)	Sole power to vote or to direct the vote - 0;
(ii)	Shared power to vote or to direct the vote - 0;
(iii)	Sole power to dispose or direct disposition - 207,863 shares of Common A Stock;
(iv)	Shared power to dispose or to direct the disposition - 0.
Maxine Kahn:
(i)	Sole power to vote or to direct the vote - 0;
(ii)	Shared power to vote or to direct the vote - 0;
(iii)	Sole power to dispose or direct disposition - 152,967 shares of Common A Stock;
(iv)	Shared power to dispose or to direct the disposition - 0.
Arlene Epstein:
(i)	Sole power to vote or to direct the vote - 0;
(ii)	Shared power to vote or to direct the vote - 0;
(iii)	Sole power to dispose or direct disposition - 13,534 shares of Common A Stock;

		(iv)	Shared power to dispose or to direct the disposition - 0.
Joanna Bober:
		(i)	Sole power to vote or to direct the vote - 0;
		(ii)	Shared power to vote or to direct the vote - 0;
		(iii)	Sole power to dispose or direct disposition - 7,532 shares of Common A Stock;
		(iv)	Shared power to dispose or to direct the disposition - 0.
Arthur Bober:
		(i)	Sole power to vote or to direct the vote - 19,580, including 9,145 shares that Mr. Bober owns directly and 10,435 shares owned by his spouse;
		(ii)	Shared power to vote or to direct the vote - 0;
		(iii)	Sole power to dispose or direct disposition - 35,344 shares of Common A Stock;
		(iv)	Shared power to dispose or to direct the disposition - 0.
Elizabeth May:
		(i)	Sole power to vote or to direct the vote - 0;
		(ii)	Shared power to vote or to direct the vote - 0;
		(iii)	Sole power to dispose or direct disposition - 25,408 shares of Common A Stock;
		(iv)	Shared power to dispose or to direct the disposition - 0.
Judith Goldman:
		(i)	Sole power to vote or to direct the vote - 0;
		(ii)	Shared power to vote or to direct the vote - 0;
		(iii)	Sole power to dispose or direct disposition - 34,300 shares of Common A Stock;
		(iv)	Shared power to dispose or to direct the disposition - 0.
	(c)	The information set forth in Item 4 is hereby incorporated herein by reference.
	(d)	Not applicable.
	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into the Family Stockholders Agreement dated December 18, 1996 (the “Family Stockholders Agreement”), which is incorporated herein by reference as Exhibit 3. The Family Stockholders Agreement gives Stephen I. Kahn the right to vote all the shares of Class A Common Stock owned by the reporting persons on all matters that come before the Issuer’s stockholders. The Family Stockholders Agreement will expire on December 18, 2006.

Stephen I. Kahn is the sole trustee of a trust for the benefit of his minor children and, pursuant to the terms of the trust, has the sole right to vote and direct the disposition of the shares of Class A Common Stock owned by such trust.

Geraldine Karetsky is the trustee of each of the a)Geraldine Karetsky 2000 Trust, b) The Ruth Kahn Trust f/b/o Sidney S. Kahn and c) the Karetsky Family Foundation, pursuant to the terms of such trusts, has the sole right to vote and direct the disposition of the shares of Class A Common Stock owned by such trusts.  The shares held in the trusts listed in clauses a and b above are subject to the Family Stockholders Agreement.

The information set forth in Item 4 is hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
	Exhibit 1.	Agreement and Plan of Merger dated August 16, 2000, by and among iTurf, Merger Sub and Old dELiA*s (incorporated by reference to Exhibit 1 to the Initial Schedule 13D, filed December 4, 2000)
Exhibit 2.

Amendment dated October 12, 2000 to Agreement and Plan of Merger dated August 16, 2000, by and among iTurf, Merger Sub and Old dELiA*s (incorporated by reference to Exhibit 2 to the Initial Schedule 13D, filed December 4, 2000)

Exhibit 3.

Form of Family Stockholders Agreement among Old dELiA*s, Stephen I. Kahn and the persons listed on Exhibit A thereto (incorporated by reference to Exhibit 3 to the Initial Schedule 13D, filed December 4, 2000)

	Exhibit 4.	Power of Attorney (incorporated by reference to Exhibit 4 to the Initial Schedule 13D, filed December 4, 2000)
	Exhibit 5.	Securities Purchase Agreement between Stephen I. Kahn and the Issuer, dated May 12, 2003 (incorporated by reference to Amendment No. 2 of the Schedule 13D, filed May 15, 2003)
	Exhibit 6.	Securities Purchase Agreement between Geraldine Karetsky and the Issuer, dated May 12, 2003 (incorporated by reference to Amendment No. 2 of the Schedule 13D, filed May 15, 2003)
Exhibit 7.

Registration Rights Agreement among Stephen I. Kahn, Geraldine Karetsky, Christopher C. Edgar and Evan Guillemin and the Issuer, dated May 12, 2003 (incorporated by reference to Amendment No. 2 of the Schedule 13D, filed May 15, 2003)

Exhibit 8.

Put Option Agreement among Stephen I. Kahn, Geraldine Karetsky, Christopher C. Edgar and Evan Guillemin and the Issuer, dated May 12, 2003 (incorporated by reference to Amendment No. 2 of the Schedule 13D, filed May 15, 2003)

	Exhibit 9.	Warrant issued from the Issuer to Stephen I. Kahn, dated May 12, 2003 (incorporated by reference to Amendment No. 2 of the Schedule 13D, filed May 15, 2003)
	Exhibit 10.	Warrant issued from the Issuer to Geraldine Karetsky, dated May 12, 2003 (incorporated by reference to Amendment No. 2 of the Schedule 13D, filed May 15, 2003)
	Exhibit 11.	Acquisition Agreement, by and among dELiA*s, Alloy and the Merger Sub, dated July 30, 2003 (incorporated by reference to Exhibit 2.1 of Form 8-K of Alloy filed July 31, 2003)

Exhibit 12.

Tender and Stockholders Support Agreement by and among Alloy, the Merger Sub, Stephen I. Kahn and Geraldine Karetsky, dated July 30, 2003 (incorporated by reference to Exhibit 2.2 of Form 8-K of dELiA*s filed August 4, 2003)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2003
Date
/s/ Stephen I. Kahn
Signature
Stephen I. Kahn, individually and as attorney-in-fact for each of the other reporting persons
Name/Title